UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: July 2014 (Report No. 2)

ALCOBRA LTD.

(Translation of registrant's name into English)

Amot Investment Building

2 Weizman St. 9th Floor

Tel Aviv 6423902 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___

Attached hereto and incorporated by reference herein is the registrant's press release issued on July 17, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcobra Ltd.
(Registrant)

By /s/ Dr. Yaron Daniely
Name: Dr. Yaron Daniely
Chief Executive Officer and President

Date: July 17, 2014

U.S. Investor Contacts	Media Inquiries	Israel Investor Contact:
LifeSci Advisors, LLC	Sam Brown, Inc.	Alcobra Investor Relations
Michael Rice	Mike Beyer	Debbie Kaye
646-597-6979	773-463-4211	+972-72 2204661
mrice@lifesciadvisors.com	mikebeyer@sambrown.com	debbie@alcobra-pharma.com

Alcobra Discusses New Market Research and Updates on Recent Corporate Events

at Investor Forum in New York City

Tel Aviv, Israel – July 17, 2014 – Alcobra Ltd. (NasdaqGM: ADHD), an emerging pharmaceutical company focused on the development of new medications to help patients with cognitive disorders, including Attention Deficit Hyperactivity Disorder (ADHD) and Fragile X Syndrome, held an Investor Forum on Tuesday, July 15, 2014 in New York City.

Dr. Craig Surman, MD, an expert in the management of adult ADHD, offered insights into the diagnosis and management of adult ADHD.  Dr. Surman indicated that despite a decade of increased awareness and recognition, many adults with ADHD remain untreated or under treated.  According to Dr. Surman, ADHD agents with novel effects, high tolerability, low risks, or whole-day coverage, could relieve a significant public health burden.

Alcobra’s executive management team discussed an evidence-based overview of the commercial potential for its lead product, Metadoxine Extended Release (MDX) in ADHD based on recently completed research and analysis:

•	The ADHD market is worth more than $8 billion in the US. Adult ADHD accounts for half of the prescriptions and growing at an annual rate of around 10%

•	Physicians reacted very favorably to the product profile of MDX, and 36% of them indicate interest in MDX for their Adult ADHD patients

•	Alcobra projects annual sales of $2.2 billion for MDX in 2022

Management also provided an update on the ongoing development program for MDX and other corporate events:

•	Company completed enrollment in its Phase III Adult ADHD trial (AL012) and expects to report data by the end of this quarter

•	Company expects dosing of the first patient in its Phase IIb Fragile X Syndrome adolescents and adults trial (AL014) this month and data readout in Q4 of this year

•	Company expects dosing of first patient in its Phase II Pediatric ADHD program (AL015) in August and data readout in Q4 of this year

•	Company filed an F-3 shelf registration after becoming shelf-eligible in June. Dr. Yaron Daniely, the company's CEO confirmed that the company will not raise any capital before data readout of its Phase III Adult ADHD trial.

A webcast of the event and accompanying presentation materials are accessible on the Investor Relations section of Alcobra’s website at www.alcobra-pharma.com.

About Alcobra Ltd.

Alcobra Ltd. is an emerging pharmaceutical company primarily focused on the development and commercialization of a proprietary drug candidate, MDX (Metadoxine Extended Release (MG01CI)), to treat cognitive disorders including Attention Deficit Hyperactivity Disorder (ADHD) and Fragile X Syndrome. MDX has completed multiple Phase II studies in adults with ADHD and has completed enrollment in a Phase III study in adults with ADHD. The company expects to begin separate Phase IIb trials in pediatric ADHD and Fragile X Syndrome in 2014. The company was founded in 2008 and is headquartered in Tel Aviv, Israel. For more information please visit the Company's website, www.alcobra-pharma.com, the content of which is not incorporated herein by reference.

Forward Looking Statements – This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on Alcobra's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alcobra could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding the projected annual sales of MDX, if MDX becomes an approved drug at all, timing of certain milestones in the Company’s clinical program, including timing of dosing, and reporting results of clinical trials, if such trials commence and conclude as well as the company’s intentions, plans or need to raise to raise any capital before data readout of its Phase III Adult ADHD program. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or that historic results referred to in this press release would be interpreted differently in light of additional research and clinical and preclinical trials results. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Alcobra Ltd.'s Annual Report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 28, 2014, and in subsequent filings with the SEC. Except as otherwise required by law, Alcobra disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

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